Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

New Joint Venture between Total and Sinochem
for a Service Station Network in Eastern China
Paris — September 30, 2005 — On 29 September, Total signed a second joint venture agreement with Sinochem, to set up a network of 300 service stations in the provinces of Jiangsu, Zhejiang and Shanghai, in Eastern China, with a global investment of around $100 million. This new joint venture (49% Total and 51% Sinochem) is subject to the approval of the Chinese authorities.
Total and Sinochem have been partners for over 10 years in one of the country’s main refineries, located in Dalian, in Northern China and, since 2004, in a joint venture to set up a network of 200 service stations in the provinces of Beijing, Tianjin, Hebei and Liaoning, also in Northern China. They are co-operating again for this new network around Shanghai. Sinochem is one of the four Chinese oil companies, specialising in logistics and trading, as well as chemicals manufacturing and trading.
“This investment builds on our co-operation in refining and marketing with Sinochem in Northern China", said Thierry Desmarest, Chairman and CEO of Total, when the agreement was signed in Beijing. In addition to its interest in the Dalian refinery and the first joint venture in Northern China, Total is already active in the downstream sector, with service stations in the province of Hubei, lubricants sold under the Elf and Total brands, in liquid petroleum gas, specialty fluids, petrochemicals and specialty chemicals.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com
Sinochem Corp. is a large state-owned Chinese enterprise and one of the four national oil companies. It is also the country’s largest fertilizer importer and phosphate and compound fertilizer producer. To learn more, go to: www.sinochem.com
Media Relations:
Total
Paris : Christine de Champeaux, Tel. : +33 (0)1 47 44 47 49 or +33 (0)6 82
82 71 71, Fax :+33 (0)1 47 44 68 21
Beijing: Jean-Louis Petit, General Manager of Total China Tel +8610 6505 2921 (ext 701/702)
Fax +8610 6505 1881